J.P. MORGAN EFFICIENTE PLUS 5 INDEX (NET ER) PERFORMANCE DETAILS

November 2015

J.P.Morgan

J.P. Morgan Efficiente Plus 5 Index (Net ER) Performance Details

J.P. Morgan Efficiente Plus 5 Index (Net ER) (the "Index") Performance – Bloomberg EFPLUS5E Index												
2008	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5D Index	1.47%	1.68%	-0.74%	-0.71%	-0.14%	0.74%	-1.23%	-0.85%	-2.26%	-6.34%	2.05%	4.89%	**-1.84%**
2009	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5D Index	-2.42%	-0.75%	0.74%	0.84%	2.30%	-0.22%	2.55%	0.82%	1.90%	-0.15%	1.88%	0.12%	**7.75%**
2010	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5D Index	0.42%	0.92%	2.04%	1.88%	-2.93%	1.31%	2.27%	2.72%	1.33%	0.47%	-1.40%	0.96%	**10.31%**
2011	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5D Index	0.69%	1.90%	0.35%	1.72%	-1.20%	-1.45%	2.75%	2.76%	0.14%	1.06%	0.21%	0.72%	**9.98%**
2012	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5D Index	0.90%	0.54%	-0.64%	1.35%	-1.00%	1.72%	2.35%	0.23%	-0.08%	0.07%	-1.19%	0.20%	**4.47%**
2013	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5D Index	0.97%	0.23%	1.31%	2.31%	-3.42%	-0.91%	1.60%	-1.25%	1.40%	1.41%	0.85%	0.92%	**5.42%**
2014	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5D Index	-1.33%	2.64%	0.19%	0.84%	1.51%	2.09%	-0.75%	4.14%	-3.18%	1.86%	1.25%	0.46%	**9.95%**
2015	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
EFPLUS5D Index	2.97%	-0.65%	0.31%	-1.45%	-0.21%	-1.96%	0.35%	-2.65%	-0.74%	0.37%			**-3.71%**

J.P. MORGAN EFFICIENTE PLUS 5 INDEX (NET ER) PERFORMANCE DETAILS

J.P.Morgan

Key Risks

- Our affiliate, J.P. Morgan Securities plc, or JPMS plc, is the index calculation agent and may adjust the Index in a way that affects its level. The policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. .

- JPMS is under no obligation to consider your interest as an investor with returns linked to the Index.

- The level of the Index will include the deduction of a fee of 0.85% per annum.

- The Index was established on December 31, 2014 and therefore has a limited operating history.

- There are risks associated with a momentum -based investment strategy. If market conditions do not represent a continuation of prior observed trends, the level of the Index, which is rebalanced based on prior trends, may decline.

- The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

- The Index may not be successful, may not outperform any alternative strategy and may not achieve its target volatility of 5%.

- The Index may be partially uninvested if the cash index is included in the Monthly Reference Portfolio.

- The investment strategy used to construct the index involves monthly rebalancing and weighting constraints that are applied to the Basket Constituents.

- Changes in the values of the Basket Constituents may offset each other.

- Each Basket Constituent composing the Index may be replaced by a substitute constituent.

- The commodity futures contracts underlying the PowerShares DB Commodity Index Tracking Fund are subject to uncertain legal and regulatory regimes.

- Investments linked to the Index may be subject to the credit risk of J.P.Morgan.

- Investments linked to the Index may also be subject to the credit risk of UBS AG, the issuer of the exchange-traded note that is one of the Basket Constituents, since any return on an investment linked to the Index that reflects the performance of the Index is subject to the credit risk of us, as well as UBS AG.

- The Index should not be compared to any other index or strategy sponsored by any of our affiliates and cannot necessarily be considered a revised, enhanced or modified version of any other J.P. Morgan index.

- An investment linked to the Index is subject to risks associated with non-U.S. securities markets (including emerging markets, and currency exchange risk), small capitalization stocks, preferred stocks, fixed income securities and loans (including interest-rate related risks and credit risk), risks associated with the real estate industry and MLPs, and risks associated with investments in commodity futures contracts and gold.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in any relevant product supplement, underlying supplement, term sheet or pricing supplement.

DISCLAIMER

J.P.Morgan

J.P. MORGAN EFFICIENTE PLUS 5 INDEX (NET ER) PERFORMANCE DETAILS